

19003338

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

| MM/DD/YY   MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gotham Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Ave #300

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David McPhedran (425) 503-6172

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Chalmers, CPA, PC

(Name – *if individual, state last, first, middle name*)

2 Hartsdale Ave	St. James	NY	11780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David McPhedran _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gotham Capital Advisors, LLC _____, as of March 1 _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Partner
_____
Title

_____
Notary Public

JOSEPH GINO FERRONE
Notary Public - State of New York
NO. 02FE6372599
Qualified in Nassau County
My Commission Expires Mar 26, 2022

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOTHAM CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

GOTHAM CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

To the Members' of
Gotham Capital Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Gotham Capital Advisors, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows, for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. I believe that my audit provides a reasonable basis for my opinion.

Report on Supplemental Schedules

The supplemental schedules on pages 9 and 10 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. My audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming my opinion on the supplemental schedules, I evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In my opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a who

Monroe J Chalmers CPA PC

March 1, 2019
St James, New York

I have served as Gotham Capital Advisors, LLC 's auditor since 2012

1

GOTHAM CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Current Assets

Checking/Savings

Chase	$8,315
Web CRD	65
Total Checking/Savings	8,380
Total Current Assets	8,380
TOTAL ASSETS	$8,380

LIABILITIES & EQUITY

Equity

Opening Balance Equity	100
Paid In Capital	116,205
Members Draw	-12,421
Members Equity	-81,395
Net Income	-14,109
Total Equity	$8,380
TOTAL LIABILITIES & EQUITY	$8,380

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Professional Fees	5,604
Registration Fees	1,921
Accounting	6,000
Fidelity Bond Insurance	576
Miscellaneous	8
Total Expense	14,109
Net Ordinary Income	-14,109
Net Income	**-$14,109**

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
Balance - December 31, 2017	$ 10,489
Member's capital contributions	12,000
Net income	(14,109)
Balance - December 31, 2018	$ 8,380

The accompanying notes are an integral part of these financial statements.

4

GOTHAM CAPITAL ADVISORS, LLC
STATMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Loss	-$14,109
Net cash used by Operating Activities	-14,109
FINANCING ACTIVITIES	
Paid In Capital	12,000
Net cash provided by Financing Activities	12,000
Net cash increase for period	-2,109
Cash at beginning of period	10,489
Cash at end of period	$8,380

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 1 - Organization and nature of business

Gotham Capital Advisors, LLC (the "Company"), is a broker-dealer registered with the Security and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 21, 2008 as a Washington State Limited Liability Company. The Company offers merger and acquisition advisory services and helps clients raise capital via private placements.

Note 2 - Significant accounting policies

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

Revenue recognition

Service fee revenue is recognized as it is earned. Other revenue, such as commissions and advisory fees are recognized when received. Use of this method, for other revenue, does not result in a material difference from the accrual method required by generally accepted accounting methods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Significant accounting policies (continued)

Expense reimbursements

During the normal course of business, the Company enters into various contracts that may include a reimbursement for expenses or regulatory fees incurred while performing services under that contract. These reimbursements are recorded as a reduction of the corresponding expense when received.

Subsequent Events

The Company has evaluated subsequent events through March 1, 2019, which is the date the financial statements were available to be issued.

Expense Sharing

The Company has entered into an Expense Sharing Agreement with a related company whereby the related company covers the Company's monthly office rental expense.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2018.

Note 4 - Concentrations of credit risk

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2018.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $8,315 which was $3,315 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1. The company has entered into an Expense Sharing Agreement with a related company whereby the related company covers the Company's monthly rental expense.

Note 6 – Income Taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the sole member on their respective returns. Accordingly, no provision for federal or state income taxes or income tax recoveries is recorded in the financial statements of the Company as of December 31, 2018. The Company is subject to New York City unincorporated business tax.

Note 6 – Income Taxes (continued)

Uncertain tax positions - The Company adopted the provisions of *"Accounting for Uncertainty in Income Taxes"* which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2018, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The tax returns are open to examination by taxing authorities for the years after 2015.

GOTHAM CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Allowable capital:	
Total member's equity	$ 8,380
Less non-allowable assets:	
Prepaid expenses and other assets	65
Total non-allowable assets	65
Net capital before haircuts on securities	8,315
Haircuts on securities	-
Net capital	$ 8,315
Aggregate indebtedness	$ -
Minimum net capital required	
(the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 3,315
Ratio: Aggregate indebtedness to net capital	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

10



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Members' of
Gotham Capital Advisors, LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Gotham Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gotham Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) ("the exemption provisions") and (2) Gotham Capital Advisors, LLC stated that Gotham Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Gotham Capital Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gotham Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

March 1, 2019
St. James, New York

11